 Search          Try Premium Free
for 1 Month



Message   More...

 **Participant Assistive Products**

Dave Calver
Occupational Therapist

 **The University of British Columbia**

British Columbia, Canada · 239 connections · **Contact info**

Experience



Chief Clinical Officer
Participant Assistive Products
2018 – Present · 1 yr
Courtenay

Executive Director
Sociedad para la Inclusión y Participación
Jan 2017 – Present · 2 yrs 9 mos
Courtenay, BC



Clinical Coordinator
UCP Wheels for Humanity
Mar 2014 – Jul 2017 · 3 yrs 5 mos
Nicaragua and El Salvador



Sole provider Occupational Therapist
Island Health - Vancouver Island Health Authority
2012 – 2014 · 2 yrs
Vancouver Island North, British Columbia, Canada

Provided wheelchair seating services to adults with developmental disabilities on the northern
half of Vancouver Island.



Clinical trainer/ Peer Trainer
Motivation Charitable Trust
2006 – 2008 · 2 yrs
Sri Lanka, Afghanistan, India, East Timor

I

Education

The University of British Columbia
Master's degree, Occupational Therapy/Therapist
2004 – 2006

Lakehead University
Bachelor's degree, Outdoor Recreation, Parks & Tourism and Geography
1991 – 1994









Search

Public Speaking · 1

Rosie Gowran has given an endorsement for this skill

Nonprofit Organizations

Training

Show more